TORM VOTE

Using a black ink pen, mark your votes with an X as shown in this example. [X]
Please do not write outside the designated areas.

FORM OF PROXY

IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.

A Resolutions 1-10 are ordinary resolutions & Resolutions 11-13 are special resolutions — The Board of Directors recommend a vote FOR Proposals 1-13.

	For	Against	Withheld
Proposal 1 - (Adoption of Annual Report and Accounts)	☐	☐	☐
Proposal 2 - (Remuneration Report)	☐	☐	☐
Proposal 3 - (Appointment of Ernst & Young LLP)	☐	☐	☐
Proposal 4 - (Fix remuneration of the auditors)	☐	☐	☐
Proposal 5 - (Dividend)	☐	☐	☐
Proposal 6 - (Re-appointment of Christopher H. Boehringer)	☐	☐	☐
Proposal 7 - (Re- appointment of Göran Trapp)	☐	☐	☐
Proposal 8 - (Re-appointment of Jacob Meldgaard)	☐	☐	☐
Proposal 9 - (Appointment of Annette Malm Justad)	☐	☐	☐
Proposal 10 - (Renewal of Existing Allotment Authorities)	☐	☐	☐
Proposal 11 - (Renewal of Existing Disapplication Authorities)	☐	☐	☐
Proposal 12 - (Market purchase of shares)	☐	☐	☐
Proposal 13 - (Reduction of capital)	☐	☐	☐

B Authorized Signatures — This section must be completed for your vote to count. Please date and sign below.

Please sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.

Date (mm/dd/yyyy) — Please print date below.	Signature 1 — Please keep signature within the box.	Signature 2 — Please keep signature within the box.
/ /		

1UPX

037LND

IF VOTING BY MAIL, SIGN, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.

FORM OF PROXY — TORM PLC

TORM PLC Annual General Meeting on Thursday, 15 April 2020 at 12:00 noon (BST) at Birchin Court, 20 Birchin Lane, London EC3V 9DU, United Kingdom

For use by shareholders at the Annual General Meeting to be held on 15 April 2020

Appointment of Proxyholder

I/We, the undersigned shareholder(s) of the Company hereby appoint:

1 the Chairman of the Meeting; or

2 (name and address of proxy in capital letters)

Please leave this box blank if you have selected the Chairman. Do not insert your own name(s).

as my/our proxy to vote in my/our name(s) and on my/our behalf at the Annual General Meeting of the Company to be held at Birchin Court, 20 Birchin Lane, London EC3V 9DU, United Kingdom on 15 April 2020 at 12:00 noon (BST) and at any adjournment thereof.

Please indicate with an "X" in the appropriate boxes below how the proxy should vote and then sign on the next page. If no specific direction as to voting is given, the proxy may vote or abstain at his discretion.

C Non-Voting Items

Change of Address — Please print new address below.

Comments — Please print your comments below.